Form 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rules 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

Dated: May 07, 2003

EPCOS AG

(Translation of registrant’s name into English)

St.-Martin Strasse 53

D-81669 München

Federal Republic of Germany

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒                Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐                No ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

This Report on Form 6-K contains:

•	Press Release of May 07, 2003 with fiscal first quarter results

Semiannual Report 2003

Inte rim Report of EPCOS AG at March 31, 2003

About EPCOS

The EPCOS Group, a manufacturer of passive electronic components headquartered in Munich, is the market leader in Europe and is number two in market share worldwide. EPCOS offers a comprehensive portfolio of about 40,000 different products. The Group operates design, manufacturing and marketing facilities in Europe, the Americas and Asia.

Passive electronic components are found in every electrical and electronic product – from telecommunications through automotive and industrial applications to consumer electronics. They are needed to process electrical signals, protect electronic circuitry and control energy supplies.

In fiscal 2002 (October 1, 2001, to September 30, 2002), EPCOS posted sales of EUR 1.31 billion. At September 30, 2002, the company employed approximately 13,100 people worldwide.

Accounting Principles

As permitted under § 292a of the German Commercial Code (Handelsgesetzbuch, HGB), EPCOS AG prepares its consolidated financial statements in accordance with United States Generally Accepted Accounting Principles (US GAAP). The company is thus released from the obligation to prepare consolidated financial statements in accordance with § 290 et seq. HGB.

This interim report was compiled in accordance with German Accounting Standard 6 (DRS 6).

We present EBIT because that is the basis on which we evaluate the operating performance of our four segments and of the Company as a whole. We believe that EBIT is a better measure of operating performance than operating income since the latter excludes the impact of foreign exchange gains and losses and other income and expense. In some fiscal years, these line items may have a significant impact on the relative performance of our segments. We calculate EBIT as operating income plus (minus) foreign exchange net gains (losses), other net income (expenses) and the share of net gains (losses) of unconsolidated affiliates.

EPCOS’ earnings continue to improve in Q2

➢	EBIT rises to EUR 10 million

➢	COMPETE: first successes with Six Sigma

➢	Double-digit growth in automotive electronics business

➢	Ferrites and Inductors cut loss significantly

➢	Success with innovative products

In the second quarter of fiscal 2003 (January 1 to March 31, 2003), EPCOS recorded rising demand in automotive electronics (up 10% on the previous quarter) and industrial electronics (up 11%). In telecommunications, on the other hand, demand declined seasonally by 21%. Total sales of EUR 323 million were on a level with the previous quarter’s figure of EUR 330 million.

In German domestic business, sales rose quarter on quarter by 16%, whereas international business fell by 8%. Asia and NAFTA were particularly affected by the decline. In Asia, suspension of commercial activity in China around the Chinese New Year had an adverse effect on business. In NAFTA, two factors had a negative impact on demand: the sluggish economy and the continuing trend among customers to relocate production to countries with low labor costs.

Improved earnings

Although sales fell slightly in Q2 2003, earnings before interest and tax (EBIT) continued to improve, from EUR 3 million in the previous quarter to EUR 10 million. Net income amounted to EUR 9 million; earnings per share were 14 eurocents.

“This success can clearly be attributed to our strict cost management”, said President and CEO Gerhard Pegam. “These results are all the more remarkable because the background has tended to become more difficult in recent months. Apart from slack demand, we had to contend with persistent, severe price erosion and a strong euro.”

Savings successes with COMPETE cost-cutting program

In the first half of the fiscal year (October 2002 to March 2003), EPCOS realized EUR 83 million of the total cost cuts of EUR 170 million targeted for 2003.

Following introduction of Six Sigma methodology throughout the company, EPCOS has scored the first savings successes: four of seven Six Sigma projects launched in the pilot phase have been successfully completed. The cost savings realized vary, depending on project, from EUR 40,000 to EUR 2.5 million per annum. EPCOS plans to launch more than 100 Six Sigma projects in fiscal 2003.

First half of fiscal 2003

In comparison with the first half of fiscal 2002 (October 2001 to March 2002), new orders rose during the same period in 2003 by 7% from EUR 606 million to EUR 651 million, while sales, at EUR 652 million, remained on a level with the EUR 656 million posted for the first six months of 2002.

EBIT for the first half of 2003 rose to EUR 13 million from EUR 9 million for the same period of the previous year.

Capital expenditure was scaled back from EUR 71 million in the first half of 2002 to EUR 45 million for the same period of 2003. Research and development expenses for the first half were reduced from EUR 48 million in 2002 to EUR 38 million in 2003, equivalent to 5.9% of sales.

Business segments

In Capacitors, second-quarter sales of EUR 92 million were slightly up on the previous quarter’s EUR 90 million. The segment was confronted with severe price erosion, especially in tantalum capacitors. The weak dollar put extra pressure on prices. However, thanks to cost-cutting efforts, a balanced EBIT was obtained. Whereas the mobile phone business was sluggish, demand rose in automotive electronics.

In Ceramic Components, sales rose 5% quarter on quarter from EUR 87 million to EUR 92 million, while EBIT improved from EUR 0.1 million to EUR 4 million. Demand was particularly strong in thermistors and varistors for industrial electronics as well as in components for automotive electronics. Following the PSA Group, the world’s largest manufacturer of automotive diesel engines, Volkswagen as number two worldwide now plans to use innovative piezo injection systems for its entire vehicle program. Production is scheduled to start in late 2004. EPCOS is currently the only manufacturer worldwide that can ship the piezo components required from volume production.

The Surface Acoustic Wave (SAW) Components segment was hit hardest by the seasonal decline in demand anticipated in mobile phones. Sales fell 15% quarter on quarter from EUR 115 million to EUR 97 million. EBIT of EUR 8 million was on a level with the previous quarter’s EUR 9 million. This figure includes a positive one-time effect of EUR 3 million from compensation paid to our subsidiary Crystal Technology, Inc. for canceled orders. Developments in multilayer ceramic modules were particularly encouraging: six of the ten leading mobile phone manufacturers now use EPCOS LTCC modules, and more will follow. Business in SAW components for automotive electronics is buoyant, while demand in entertainment electronics remains slack due to both seasonal and economic factors.

In the Ferrites and Inductors segment, Q2 sales increased 10% against the previous quarter, from EUR 38 million to EUR 42 million. The segment cuts its loss from EUR 8 million to EUR 2 million quarter on quarter. In inductive components, automotive electronics business developed particularly well. Demand for ferrites for ADSL picked up, although enormous price erosion continues to affect this business in particular.

Forecast

There are currently no signs of an economic revival. Growth forecasts worldwide are being adjusted downward, especially in EPCOS’ European home market. EPCOS continues to face price erosion, which has even somewhat intensified again in recent weeks.

Strict cost and cash flow management therefore continues to have top priority. Thanks to ongoing relocation of manufacturing operations, EPCOS is continuously improving its cost structure and stepping up its presence in Asia.

“In view of current developments, such as the situation in the Middle East, the SARS epidemic and the reluctance to introduce reforms in Germany, no forecasts on short-term trends in sales and earnings can be made with serious precision at the moment”, said Pegam, “but I assume that EPCOS will end fiscal 2003 with a profit.”

N.B. All financial data has been compiled to US GAAP and is not audited except for data at September 30, 2002.

Further dates

Results for the third quarter of fiscal 2003 will be published on July 31, 2003.

The Annual Press Conference will be held on November 18, 2003, in Munich at Haus der Bayerischen Wirtschaft.

This document may contain forward-looking statements with respect to EPCOS’ financial condition, results of operations, business, strategy and plans. In particular, statements using the words “expects”, “anticipates” and similar expressions, and statements with regard to management goals and objectives, expected or targeted revenue and expense data, or trends in results of operations or margins are forward-looking in nature. Such statements are based on a number of assumptions that could ultimately prove inaccurate, and are subject to a number of risk factors, including changes in our customers’ industries, slower growth in significant markets, changes in our relationships with our principal shareholders, the ability to realize cost reductions and operating efficiencies without unduly disrupting business operations, currency fluctuations, unforeseen environmental obligations, and general economic and business conditions. EPCOS does not assume any obligation to update publicly any forward-looking statement, whether as a result of new information, future events or otherwise. Further information on factors which could affect the Company’s financial results is provided in documents filed with the Bundesamt für Finanzdienstleistungsaufsicht and the US Securities and Exchange Commission.

Key figures 2nd Quarter and 6 Months ended March 31, 2003

(unaudited)

Orders received	Q2	+/-	Q2	6 Months ended	+/-	6 Months ended
EUR million	2003	%	2002	2003	%	2002
Capacitors	84	(6)	90	174	12	155
Ceramic Components	89	(3)	91	183	13	161
SAW Components	89	(21)	112	203	(7)	219
Ferrites and Inductors	49	28	38	91	29	70

EPCOS Group	311	(6)	332	651	7	606

Net sales	Q2	+/-	Q2	6 Months ended	+/-	6 Months ended
EUR million	2003	%	2002	2003	%	2002
Capacitors	92	(3)	95	182	4	175
Ceramic Components	92	10	83	179	13	158
SAW Components	97	(18)	119	212	(15)	249
Ferrites and Inductors	42	1	41	80	6	75

EPCOS Group	323	(5)	338	652	(1)	656

EBIT	Q2	+/-	Q2	6 Months ended	+/-	6 Months ended
EUR million	2003	%	2002	2003	%	2002
Capacitors	0.6	(74)	2.3	2.1	200	0.7
Ceramic Components	3.8	100	1.9	3.9	225	1.2
SAW Components	8.1	93	4.2	17.1	(4)	17.8
Ferrites and Inductors	(2.1)	(64)	(5.8)	(9.9)	(11)	(11.1)

EPCOS Group	10.4	300	2.6	13.2	53	8.6

EBIT % of sales	Q2	+/-	Q2	6 Months ended	+/-	6 Months ended
EUR million	2003	%	2002	2003	%	2002
Capacitors	0.7		2.4	1.2		0.4
Ceramic Components	4.2		2.3	2.2		0.8
SAW Components	8.3		3.5	8.1		7.2
Ferrites and Inductors	(5.0)		(14.0)	(12.4)		(14.8)

EPCOS Group	3.2		0.8	2.0		1.3

Capex	Q2	+/-	Q2	6 Months ended	+/-	6 Months ended
EUR million	2003	%	2002	2003	%	2002
Capacitors	5	96	2	10	(53)	21
Ceramic Components	7		0	12	(22)	15
SAW Components	7	(41)	11	14	(40)	24
Ferrites and Inductors	2	(19)	3	7	(13)	8
Consolidation	2		1	2		3

EPCOS Group	22	23	18	45	(36)	71

Net income	Q2	+/-	Q2	6 Months ended	+/-	6 Months ended
EUR million	2003	%	2002	2003	%	2002
EPCOS Group	8.9		1.3	9.4	77	5.3

CONSOLIDATED FINANCIAL STATEMENTS

CONSOLIDATED STATEMENTS OF INCOME, UNAUDITED

for the 3 months and 6 months ended March 31, 2003 and 2002

(EUR thousand, except per share data)

	3 months ended March 31		6 months ended March 31
	2003	2002	2003	2002
Net sales
Third parties	263,685	261,924	536,130	522,675
Related parties	59,247	76,553	116,312	133,821
Total net sales	322,932	338,477	652,442	656,496
Cost of goods sold	(258,428)	(277,748)	(532,646)	(539,692)
Gross profit	64,504	60,729	119,796	116,804
Research and development expenses	(18,586)	(22,230)	(38,323)	(48,291)
Marketing and selling expenses	(31,981)	(33,954)	(61,249)	(67,359)
General and administrative expenses	(4,530)	(3,940)	(8,066)	(7,197)

	55,097	60,124	107,638	122,847

Operating income (loss)	9,407	605	12,158	(6,043)
Interest income	119	131	444	706
Interest expense	(2,323)	(1,943)	(4,874)	(3,393)
Foreign exchange gains (losses), net	(1,988)	1,147	(1,717)	6,222
Other income, net	3,151	890	3,029	8,527
Share of net losses of unconsolidated affiliates	(166)	(47)	(268)	(126)
Income before income taxes and minority interest	8,200	783	8,772	5,893
Provision for income taxes	797	508	756	(534)
Minority interest	(69)	13	(84)	(15)

Net income	8,928	1,304	9,444	5,344

Basic and diluted earnings per share	0.14	0.02	0.14	0.08

See accompanying notes to unaudited consolidated financial statements.

CONSOLIDATED FINANCIAL STATEMENTS

CONSOLIDATED BALANCE SHEETS

As of March 31, 2003 and September 30, 2002 (EUR thousand, except share data)

	March 31, 2003 (unaudited)	Sept. 30, 2002
ASSETS
Current assets
Cash and cash equivalents	32,500	31,707
Accounts receivable, net	190,001	194,283
Inventories, net	222,912	208,261
Prepaid expenses and other current assets	47,627	53,485
Deferred income taxes	9,969	9,719

Total current assets	503,009	497,455

Property, plant and equipment, net	677,826	737,132
Intangible assets, net	43,340	35,202
Deferred income taxes	73,598	56,407
Other assets	20,677	17,395

Total assets	1,318,450	1,343,591

LIABILITIES AND SHAREHOLDERS’ EQUITY
Current liabilities
Accounts payable	127,379	135,952
Accrued expenses and other current liabilities	150,388	181,532
Short-term borrowings	129,399	126,364
Current portion of long-term debt	15,520	17,332
Deferred income taxes	20,465	9,336

Total current liabilities	443,151	470,516

Long-term debt, excluding current installments	61,849	65,507
Pension liabilities	109,936	107,350
Deferred income taxes	12,085	12,045
Other liabilities	44,517	44,021
Minority interest	975	1,974

Total liabilities	672,513	701,413

Shareholders’ equity
Share capital, – 78,320,000 shares authorized, 65,300,000 shares issued and 65,275,000 outstanding at September 30, 2002 and March 31, 2003	65,300	65,300
Additional paid-in capital	255,225	255,225
Retained earnings	359,982	350,538
Accumulated other comprehensive loss	(33,692)	(28,007)
Treasury shares at cost (25,000 shares at September 30, 2002 and March 31, 2003)	(878)	(878)

Total shareholders’ equity	645,937	642,178

Total liabilities and shareholders’ equity	1,318,450	1,343,591

See accompanying notes to unaudited consolidated financial statements.

CONSOLIDATED FINANCIAL STATEMENTS

CONSOLIDATED STATEMENTS OF SHAREHOLDERS’

EQUITY AND COMPREHENSIVE INCOME/(LOSS), UNAUDITED

For the 6 months ended March 31, 2003 (EUR thousand)

	Share capital	Additional paid-in Capital	Retained earnings	Accumulated other comprehensive income/(loss)	Treasury shares	Total shareholders’ equity
Balances as of September 30, 2002	65,300	255,255	350,538	(28,007)	(878)	642,178

Comprehensive Loss:
Net Income	—	—	9,444	—	—	9,444
Currency translation adjustment	—	—	—	(6,099)	—	(6,099)
Unrealized gains on securities, net of tax of EUR 269	—	—	—	414	—	414

Total comprehensive income						3,759

Balances as of March 31, 2003	65,300	255,225	359,982	(33,692)	(878)	645,937

CONSOLIDATED STATEMENTS OF SHAREHOLDERS’

EQUITY AND COMPREHENSIVE INCOME/(LOSS), UNAUDITED

For the 6 months ended March 31, 2002 (EUR thousand)

	Share capital	Additional paid-in capital	Retained earnings	Accumulated other comprehensive income/(loss)	Treasury shares	Total shareholders’ equity
Balances as of September 30, 2001	65,300	255,356	389,038	(14,437)	—	695,257

Comprehensive Income:
Net Income	—	—	5,344	—	—	5,344
Currency translation adjustment	—	—	—	8,071	—	8,071

Total comprehensive income						13,415

Purchase of treasury stock					(1,194)	(1,194)

Balances as of March 31, 2002	65,300	255,356	394,382	(6,366)	(1,194)	707,478

See accompanying notes to unaudited consolidated financial statements.

CONSOLIDATED FINANCIAL STATEMENTS

CONSOLIDATED STATEMENTS OF CASH FLOW, UNAUDITED

For the 6 months ended March 31, 2003 and 2002 (EUR thousand)

	2003	2002
Cash flows from operating activities
Net income	9,444	5,344
Adjustment to reconcile net income to net cash provided by operating activities
Depreciation and amortization	79,697	82,455
Provision for doubtful accounts	(1,432)	(1,131)
Gains on sale of property, plant and equipment	(243)	(119)
Share of net losses of unconsolidated affiliates	268	126
Minority interest	84	15
Deferred income tax	(5,565)	(1,740)
Changes in assets and liabilities, excluding effects of acquisitions
Decrease in accounts receivable	3,869	35,567
(Increase)/Decrease in inventories	(17,864)	13,068
Decrease/(Increase) in prepaid expenses and other current assets	5,474	(8,673)
Decrease in accounts payable	(5,964)	(37,566)
Decrease in accrued expenses and other current liabilities	(26,844)	(42,958)
Increase in other assets	(2,655)	(958)
Increase in pension liabilities	2,833	3,943
Increase/(Decrease) in other liabilities	725	(865)

Net cash provided by operating activities	41,827	46,508

Cash flows from investing activities
Proceeds from sale of equipment	15,212	3,950
Acquisitions of businesses, net of cash acquired	(9,695)	(1,825)
Capital expenditures	(45,455)	(71,264)
Investments in unconsolidated affiliates	(899)	(122)

Net cash used in investing activities	(40,837)	(69,261)

Cash flows from financing activities
Net increase in short-term borrowings	6,050	19,331
Proceeds from issuance of long-term debt	9,835	28,717
Principal payments on long-term debt	(13,934)	(13,812)
Principal payments under capital leasing obligations	(208)	(267)
Purchase of treasury shares	—	(1,194)

Net cash provided by financing activities	1,743	32,776

Effect of exchange rate changes on cash	(1,940)	1,053
Increase in cash and cash equivalents	793	11,075
Cash and cash equivalents at beginning of fiscal year	31,707	37,734

Cash and cash equivalents at end of period	32,500	48,809

See accompanying notes to unaudited consolidated financial statements.

CONSOLIDATED FINANCIAL STATEMENTS

Notes to unaudited interim consolidated financial statements

1.    Basis of Presentation

The unaudited interim consolidated financial statements as of and for the three-month and six-month periods ended March 31, 2003, and 2002 reflect all adjustments consisting of normal recurring items, which are, in the opinion of management, necessary for a fair statement of the results of the interim periods presented. All significant intercompany balances and transactions as well as all significant intra group profits or losses arising on such transactions have been eliminated in the consolidated financial statements.

The results of operations for any interim period are not necessarily indicative of results for the full year. Such financial statements should be read in conjunction with the audited consolidated financial statements for the year ended September 30, 2002 included in the Company’s Annual Report for 2002.

2.    Summary of significant accounting policies

Accounting changes – On October 1, 2002, EPCOS adopted Statement of Financial Accounting Standards (“SFAS”) 143, Accounting for Asset Retirement Obligations, which addresses financial accounting and reporting for obligations associated with the retirement of tangible long-lived assets and the associated asset retirement costs. The standard applies to legal obligations associated with the retirement of long-lived assets that result from the acquisition, construction, development or normal use of the asset. SFAS 143 requires that the fair value of a liability for an asset retirement obligation be recognized in the period in which it is incurred if a reasonable estimate of fair value can be made. Such estimates are generally determined based upon estimated future cash flows discounted using a credit-adjusted risk-free interest rate. The fair value of the liability is added to the carrying amount of the associated asset and this additional carrying amount is depreciated over the life of the asset. The liability is accreted at the end of each period through charges to operating expense. If the obligation is settled for other than the carrying amount of the liability, the Company will recognize a gain or loss on settlement. The adoption of SFAS 143 did not have a material impact in the Company’s financial statements.

On October 1, 2002, the Company adopted SFAS 144, Accounting for the Impairment or Disposal of Long-Lived Assets, which supersedes SFAS 121, Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to Be Disposed Of, and the accounting and reporting provisions of Accounting Principles Board Opinion No. 30, Reporting the Results of Operations – Reporting the Effects of Disposal of a Segment of a Business, and Extraordinary, Unusual and Infrequently Occurring Events and Transactions, for the disposal of a segment of a business. This statement establishes a single accounting model based on SFAS 121 for long-lived assets to be disposed of by sale, including discontinued operations. Major changes include additional criteria for long-lived assets to qualify as “held for sale” and the requirement that long-lived assets to be disposed of other than by sale be classified as held and used until the disposal transaction occurs. SFAS 144 retains the current requirement to separately report discontinued operations but expands that reporting to include a component of an entity (rather than only a segment of a business) that either has been disposed of or is classified as held for sale. SFAS 144 requires long-lived assets to be disposed of by sale to be recorded at the lower of carrying amount or fair value less costs to sell and to cease depreciation. EPCOS applied the provisions of SFAS 144 prospectively

CONSOLIDATED FINANCIAL STATEMENTS

and the adoption of SFAS 144 did not have a material impact on the Company’s financial statements.

On January 1, 2003, EPCOS adopted SFAS 146, Accounting for Costs Associated with Exit or Disposal Activities, which nullifies Emerging Issues Task Force (EITF) Issue 94-3, Liability Recognition for Certain Employee Termination Benefits and Other Costs to Exit an Activity (including Certain Costs Incurred in a Restructuring). SFAS 146 requires that a liability for costs associated with exit or disposal activities first be recognized when the liability is irrevocably incurred rather than at the date of management’s commitment to an exit or disposal plan. Examples of costs covered by the standard include certain employee severance costs, contract termination costs and costs to consolidate or close facilities or relocate employees. In addition, SFAS 146 stipulates that the liability be measured at fair value and adjusted for changes in estimated cash flows. The provisions of the new standard were effective prospectively for exit or disposal activities initiated after December 31, 2002. The adoption of SFAS 146 did not affect the Company’s financial statements.

On January 1, 2003, EPCOS adopted FASB Interpretation No. 45, Guarantor’s Accounting and Disclosure Requirements for Guarantees, Including Indirect Guarantees of Indebtedness of Others (FIN 45), which addresses the disclosure to be made by a guarantor in its interim and annual financial statements about its obligation under guarantees. FIN 45 also requires the guarantor to recognize a liability for the non-contingent component of the guarantee, that is the obligation to stand ready to perform in the event that specified triggering events or conditions occur. The initial measurement of this liability is the fair value of the guarantee at inception. The Company has adopted the disclosure requirements of FIN 45 (for information related to product warranties, see below) and has applied the recognition and measurement provisions for all guarantees entered into or modified after December 31, 2002. Accruals for product warranties are recorded in cost of sales at the time the related sale is recognized, and are established on an individual basis except for consumer products, which are accrued for on an aggregate basis. The estimates reflect historic trends of warranty costs as well as information regarding product failure experienced during construction, installation or testing of products. In the case of new products, expert opinions and industry data are also taken into consideration in estimating product warranty accruals.

In December 2002, the FASB issued Statement of Financial Accounting Standards (“SFAS”) No. 148, Accounting for Stock-Based Compensation – Transition and Disclosure, which amends SFAS No. 123, Accounting for Stock-Based Compensation. SFAS No. 148 provides alternative methods of transition for a voluntary change to the fair value based method of accounting for stock-based employee compensation. In addition this statement amends the disclosure requirements of SFAS No. 123 to require prominent disclosures in both annual and interim financial statements about the method of accounting for stock-based employee compensation and the effect of the method used on reported results. The transition provisions are effective for financial statements for fiscal years ending after December 15, 2002. The enhanced disclosure requirements are effective for periods beginning after December 15, 2002. Pursuant to SFAS No. 123, the Company has elected to apply Accounting Principles Board Opinion No. 25, Accounting for Stock Issued to Employees, and related Interpretations in accounting for its stock-based compensation plans. The following table illustrates recorded compensation expense and the effect on net income and earnings per share if the Company had adopted the fair value based accounting method prescribed by SFAS No. 123:

CONSOLIDATED FINANCIAL STATEMENTS

NET INCOME (LOSS) AND EARNINGS (LOSS) PER SHARE

(EUR thousand, except share data)

	3-months ended March 31		6-months ended March 31
	2003	2002	2003	2002
Net income (loss)
As reported	8,928	1,304	9,444	5,344
Stock-based employee compensation expense determined under fair value based accounting method, net of taxes	(2,231)	(3,701)	(5,468)	(6,420)
Pro forma	6,697	(2,397)	3,976	(1,076)

Basic and diluted earnings (loss) per share (in EUR)
As reported	0.14	0.02	0.14	0.08
Pro forma	0.10	(0.04)	0.06	(0.02)

3.    Stock-based Compensation

The fair value of the Company’s stock options of fiscal 2003 and 2002 used to compute pro forma net income (loss) disclosures was estimated on the date of grant using the Black-Scholes option pricing model based on the following weighted-average assumptions for fiscal 2003 and 2002:

AVERAGE VALUES OF STOCK OPTIONS

periods ended March 31

	2003	2002
Risk-free interest rate	4.03%	4.37%
Expected life of options (in years)	5	5
Expected volatility	50%	50%
Average expected dividend per share (in EUR)	—	—

The following table summarizes stock option activity:

STOCK OPTION ACTIVITY

	Number of options	Weighted average exercise price per share (in EUR)
Balance as of September 30, 2002	1,069,750	76.47

Granted	698,500	15.23
Exercised	—	—
Forfeited	3,000	77.75

Balance as of March 31, 2003	1,765,250	52.24

CONSOLIDATED FINANCIAL STATEMENTS

4.    Inventories, net

INVENTORIES, NET

(EUR thousand)

	March 31, 2003	September 30, 2002
Raw materials and supplies	53,619	49,520
Work in process	61,529	60,678
Finished products	107,764	98,063

Total inventories, net	222,912	208,261

Total inventories as of March 31, 2003 and September 30, 2002, are net of valuation allowances of EUR 31.580 million and EUR 35.755 million, respectively.

5.    Goodwill and Intangible Assets

As from October 1, 2001, the Company adopted Statement of Financial Accounting Standard (“SFAS”) No. 142 Goodwill and Intangible Assets, whereby goodwill is no longer subjected to regular amortization. The goodwill allocated to business units will be reviewed at least annually or when circumstances indicate potential impairment and, if necessary, be written down to fair value. Furthermore, the Company has tested its goodwill for any transitional impairment and has concluded that there was no impairment in fiscal 2002.

The carrying amount of goodwill as of March 31, 2003, is as follows:

GOODWILL

Balance as of March 31, 2003 (EUR thousand)

Capacitors	Ceramic Components	SAW Components	Ferrites and inductors	Consolidated Total
1,895	4,127	329	13,843	20,194

Included in the Consolidated Balance Sheets as of March 31, 2003 and September 30, 2002 are the following categories of acquired intangible assets:

INTANGIBLE ASSETS (FINITE LIVES)

(EUR thousand)

	March 31, 2003		September 30, 2002
	Gross	Net	Gross	Net
Patents, licenses and similar rights	38,158	19,848	35,566	20,248
Customer lists	3,200	2,507	3,200	2,667
Other	945	791	957	882

Total intangible assets (finite lives)	42,303	23,146	39,723	23,797

Amortization related to intangible assets (finite lives) amounted to EUR 1.689 million and EUR 3.231 million for the three and six-month periods ended March 31, 2003, respectively (EUR 1.707 million and EUR 3.480 million for the three and six-month periods ended March 31, 2002, respectively). In accordance with SFAS No. 142, the Company reassessed the useful lives of all other intangible assets in the first six months of fiscal year 2003. There

CONSOLIDATED FINANCIAL STATEMENTS

were no changes to such lives and there are no expected residual values associated with these intangible assets. Patents are amortized over the term of the patents, or as for the customer lists, over ten years. Licenses are amortized over the term of the licensing agreement.

The development of the intangible assets (finite lives) of the estimated fiscal year amortization expense is as follows:

ESTIMATED AMORTIZATION EXPENSE

Fiscal years (EUR thousand)

2003	6,493
2004	6,383
2005	5,348
2006	1,973
2007	1,610

6.    Product warrenties

The current and noncurrent accruals for product warranties developed as follows:

THREE MONTHS ENDED MARCH 31, 2003

(EUR thousand)

Balance as of January 1, 2003:	10,087
Increase in accruals and liabilities (+)	258
Utilization of accruals/reduction in liabilities (-)	(2,170)
Non-utilization of accruals/liabilities (-)	(251)
Foreign exchange translation adjustment	7
Accrual as of end of period	7,931

CONSOLIDATED FINANCIAL STATEMENTS

7.    Earnings per Share

Basic earnings per share are computed by dividing net income by the weighted average number of common shares outstanding during the period. Diluted earnings per share reflect the potential dilution that would occur if the potentially dilutive common shares, such as on the exercise of options, had been issued. The treasury stock method is used to calculate dilutive shares. This method reduces the gross number of dilutive shares by the number of shares purchasable from the proceeds of the options assumed to be exercised.

The following table sets forth the computation of basic and diluted earnings per share for the three-month and six-month periods ended March 31, 2003 and 2002:

EARNINGS PER SHARE

(EUR thousand, expect share data)

	3-months ended March 31		6-months ended March 31
	2003	2002	2003	2002
Net income	8,928	1,304	9,444	5,344
Denominator for basic earnings per share – weighted average shares	65,275,000	65,284,469	65,275,000	65,292,320
Effect of dilutive shares – stock	—	40,743	—	45,245
Denominator for diluted earnings per share – weighted average shares adjusted for dilutive shares	65,275,000	65,325,212	65,275,000	65,337,565
Basic and diluted earnings per common share, Euro	0.14	0.02	0.14	0.08

CONSOLIDATED FINANCIAL STATEMENTS

8.    Business Segments

FINANCIAL INFORMATION ON THE BUSINESS SEGMENTS

(EUR million)

	Capacitors	Ceramic Components	SAW Components	Ferrites and Inductors	Eliminations	Consolidated total
3 months ended March 31, 2003
Net sales	92.2	91.5	97.5	41.7	—	322.9
EBIT	0.6	3.8	8.1	(2.1)	—	10.4
Interest result, net						(2.2)
Income before income taxes and minority interest						8.2
Depreciation and amortization	7.4	6.6	22.1	3.6	0.7	40.4
Capital expenditures	4.7	6.7	6.7	2.1	2.0	22.2

3 months ended March 31, 2002
Net sales	95.0	83.3	118.8	41.4	—	338.5
EBIT	2.3	1.9	4.2	(5.8)	—	2.6
Interest result, net						(1.8)
Income before income taxes and minority interest						0.8
Depreciation and amortization	7.0	8.2	22.2	3.8	0.6	41,8
Capital expenditures	2.4	0.3	11.4	2.6	1.3	18.0

6 months ended March 31, 2003
Net sales	182.0	178.7	212.1	79.6	—	652.4
EBIT	2.1	3.9	17.1	(9.9)	—	13.2
Interest result, net						(4.4)
Income before income taxes and minority interest						8.8
Depreciation and amortization	15.0	16.1	40.1	7.1	1.4	79.7
Capital expenditures	10.2	12.1	14.2	6.8	2.2	45.5

6 months ended March 31, 2002
Net sales	175.2	157.9	248.5	74.9	—	656.5
EBIT	0.7	1.2	17.8	(11.1)	—	8.6
Interest result, net						(2.7)
Income before income taxes and minority interest						5.9
Depreciation and amortization	14.1	16.4	43.3	7.5	1.2	82.5
Capital expenditures	21.5	15.5	23.7	7.8	2.8	71.3

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

EPCOS AG

By:	/s/ PETER KNOLL
Name: Mr. Peter Knoll Title: General Counsel EPCOS AG

Dated: May 07, 2003